Exhibit 99.3

RNS Number:4671S
Wolseley PLC
25 November 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holder.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
69,905	State Street Nominees Limited
427,860	Lloyds Bank Nominees Limited
15,400	Brown Brothers Harriman
2,575,205	Northern Trust
801,920	State Street Bank & Trust
5,042,791	Chase Manhattan Bank London
3,265,468	Chase Nominees Limited
1,692,608	Bank of New York, London
138,400	Deutsche Bank
166,670	Citibank
6,627,732	HSBC Client Holdings Nominee (UK) Limited
55,600	Mellon Nominees Limited
139,571	Bank of New York, Brussels
11,000	National Australia Bank
5,700	PICG
94,025	Chase Manhattan Bank AG Frankfurt
27,900	Deutsche Bank AG London
528,000	Nortrust Nominees Limited
538,102	MSS Nominees Limited
248,512	J P Morgan
83,808	BNP Paribas
155,600	J P Morgan Chase
285,100	Bankers Trust
1,800	Morgan Stanley Trust Co. Nominees Limited Bank

5) Number of shares/amount of stock acquired:

n/a

6) Percentage of issued class:

n/a

7) Number of shares/amount of stock disposed:

330,162

8) Percentage of issued class:

0.057%

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

Not disclosed.

11) Date company informed:

24 November 2003

12) Total holding following this notification:

22,998,677

13) Total percentage holding of issued class following this notification:

3.96%

14) Any additional information:

15) Name of contact and telephone number for queries:

Mark J. White - 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

25 November 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END